UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of March, 2007

Commission File Number 001-33085

RRSat Global Communications Network Ltd.
(Translation of registrant’s name into English)

4 Hagoren Street
Industrial Park, Omer 84965, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRSat Global Communications Network Ltd.

On March 28, 2007, Kardan Israel Ltd. (“Kardan”), an Israeli company and a beneficial owner of approximately 24.6% of the outstanding shares of RRSat Global Communications Network Ltd. (“RRSat”), filed with the Israel Securities Authority its annual report for the year ended December 31, 2006. In accordance with the laws of the State of Israel, the annual report included financial statements of RRSat as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004. RRSat provided these financial statements to Kardan solely to enable it to comply with the laws of the State of Israel. The RRSat financial statements included in Kardan’s annual report were dated February 18, 2007 and were audited in accordance with Israeli auditing standards, but were not audited in accordance with standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).

The financial statements for the periods mentioned above will be audited in accordance with PCAOB auditing standards when included in RRSat’s annual report on Form 20-F for the fiscal year ended December 31, 2006. No financial statements other than those issued by RRSat itself should be relied upon. A copy of the RRSat financial statements included in Kardan’s annual report is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

Exhibit

Exhibit 99.1.	Financial statements of the registrant as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 (the financial statements were not audited in accordance with standards of the Public Company Accounting Oversight Board (United States)).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD. By: /s/ GIL EFRON —————————————— Gil Efron Chief Financial Officer and Secretary

Date: March 28, 2007

Exhibit Index

Exhibit 99.1.	Financial statements of the registrant as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 (the financial statements were not audited in accordance with standards of the Public Company Accounting Oversight Board (United States)).